
2003
Summary Annual Report

ExxonMobil

Taking on the world's toughest energy challenges.™


04025537


SEC MAIL PROCESSING
RECEIVED
APR 1 5 2004
WASH. D.C. 187 SECTION












To Our Shareholders

Inside

Note: The term *upstream* refers to exploration, development, production, gas and power marketing, and U.S. coal businesses or activities. *Downstream* refers to the refining and marketing of petroleum products such as motor fuels and lubricants.

Projections, targets, estimates and business plans in this report are forward-looking statements. Actual future results, including efficiency gains, cost reductions, project dates and capacities, production rates and resource recoveries, could differ materially due to, for example, changes in market conditions affecting the oil and gas industry; the outcome of commercial negotiations; unforeseen technical difficulties; political events and disturbances; and other factors discussed under the caption "Factors Affecting Future Results" in Item 1 of ExxonMobil's most recent Form 10-K.

Definitions of certain financial and operating measures and other key terms used in this report can be found on the corporation's Internet Web site (exxonmobil.com) in the "Frequently Used Terms" pages located in the Investor Information section. In the case of financial measures that we believe constitute "non-GAAP financial measures" under SEC Regulation G, the definitions also include a reconciliation to the most comparable GAAP measure and other information required by that rule.

Certain reclassifications to prior years have been made to conform to the 2003 presentation.

In 2003, ExxonMobil delivered the strongest earnings performance in the corporation's history. We achieved net income of $21.5 billion and cash flow from operations and asset sales of $30.8 billion. Return on capital employed stood at an industry-leading 21 percent. Our strong business performance continues to provide leading returns to shareholders while advancing the corporation's core strategies with our ongoing investments in the business.

The corporation has paid a dividend every year for more than a century. During 2003, we increased annual dividend payments for the 21st consecutive year and distributed more than $6.5 billion to our shareholders. Together with share purchases made during the year, we returned a total of $11.5 billion to shareholders in 2003. The combination of dividend distributions and share purchases represents more than 70 percent of our net income over the past 20 years.

Underpinning our plans to sustain and improve ExxonMobil's profitability, we invested more than $15 billion in the business during the year and made substantial progress in advancing our significant portfolio of high-quality projects.

Several major upstream projects commenced production, including those in Norway, Chad, Angola and Equatorial Guinea. Still other major projects are being progressed to deliver profitable long-term hydrocarbon resources for the corporation, including those in Qatar, Angola, Russia, Norway, Malaysia and the United States. In the downstream business, earnings improved dramatically. We made significant progress in expanding our capacity to produce low-sulfur gasolines and strengthened our position as the world's foremost supplier and marketer of motor fuels and lubricants. Our chemical business continued to improve profitability while outperforming the competition and posting the best earnings results in the past five years in a very challenging industry environment.

In managing the corporation's day-to-day activities throughout the world, we work to ensure that all our operations are safe and environmentally responsible. We are mindful that nothing is more important than the safety and health of our employees and the people and communities with whom we come in contact.

We also remain steadfast in our commitment to outstanding environmental



Stock Price
2001
2002
2003
Long-Term Returns
Value of $1,000 invested with dividends reinvested . . .
$4,000
$20,000
$80,000
15,000
60,000
10,000
40,000
5,000
20,000
0
over 10 years
. . . over 20 years
. . . over 30 years
S&P 500

performance. Our goal is to prevent environmental incidents and to improve energy efficiency in all our operations.

ExxonMobil's industry-leading technology plays a critical role in our success. In addition to pursuing research in support of existing businesses, a significant portion of our effort is focused on developing proprietary breakthrough technology that will have a significant and lasting benefit for the corporation.

In more than 200 countries and territories, we operate a highly diversified business at the highest levels of ethical standards. In keeping with our long-standing and clearly articulated approach to ethics, we are committed to candor, honesty and integrity in reporting our business results to our shareholders and the public. We believe our business experience and our scientific and technical expertise provide useful insights that can benefit and help inform those responsible for formulating and executing sound public policy.

ExxonMobil is dedicated to creating long-term, sustainable value and growth for shareholders. We have unmatched financial strength, which enables us to take on the world's toughest energy challenges. Your company and its employees remain steadfast in our commitment to business strategies that have yielded favorable results for decades: investment selectivity and discipline, operational excellence, cost efficiency, development and application of state-of-the-art technology, and adherence to the highest standards of safety, health, environmental care and corporate citizenship.

Your company's achievements and financial results are ultimately made possible by the talents, dedication and extraordinary performance of the thousands of ExxonMobil employees around the world. To each of them, I extend my thanks and appreciation for another outstanding year and a job well done.

In the coming decades, meeting the expected increase in global energy demand will require a broad portfolio of energy options, and hydrocarbon fuels are expected to remain the dominant energy source through at least the middle of the century. In fulfilling our mission to provide these



vital energy supplies, ExxonMobil will play a central role in helping to sustain economic growth in both the developed and developing countries. Through our overarching commitment to excellence in everything we do, I have every confidence that we will be equal to that responsibility as we continue to meet any future challenges.

Lee R. Raymond
Chairman and CEO



apital and
xploration Expenditures
2002
2003
Return on Capital Employed
Percent
25
20
0
2001
2002
2003
Net Income
Billions of Dollars
25
20
15
10
5
0
2001
2002
2003


Technology


World-scale technology
to reduce LNG cost
Larger, more efficient
LNG ships
Industry-leading
tank technology

State-of-the-art (from left) turbines, compressors and heat exchangers

ExxonMobil's Competitive Edge

ExxonMobil's unparalleled commitment to develop and apply industry-leading technology continuously creates profitable opportunities. We match technology efforts to our business needs and emphasize proprietary research. We balance investments between technology extensions, which can be rapidly deployed to existing operations, and breakthrough research that can have a significant and lasting effect on ExxonMobil and the industry.

From skyscraper-sized drilling platforms that float in water nearly a mile deep to tiny miracle catalysts that help create thousands of consumer products, to higher-performing fuels and lubricants with significantly reduced emissions, to refineries and chemical plants that run safely, cleanly and efficiently, ExxonMobil is a pacesetter in developing leading-edge technology. We invest about $600 million annually in research and technology.

ExxonMobil has nearly 20,000 engineers and scientists applying advanced technology throughout our operations and working to develop new technology in our research facilities. They represent some of the brightest minds from top schools worldwide and a variety of disciplines. About 10 percent of them hold Ph.D. degrees. Over the past decade, ExxonMobil has received more than 10,000 patents in the United States and Europe.

ExxonMobil-developed technology helps us find more oil and natural gas at lower cost, even as geological, environmental and logistical challenges become more complex. New technology will continue to revolutionize the industry and how it responds to the world's ever-growing demand for oil and natural gas.

ExxonMobil is capturing substantial cost savings from a growing suite of proprietary technologies that allow us to optimize the designs of wells and associated subsurface completions in our field developments. Drilling and well completions typically constitute

We seek technology that can improve existing operations, and we conduct fundamental research that can lead to significant technological breakthroughs.


Traditional Onshore Terminal
New Offshore Terminal Design
ExxonMobil is using new technology to more economically manufacture, transport and store liquefied natural gas (LNG) for worldwide markets. These advances will enable us to substantially grow our LNG business.
Larger Liquefaction Trains Cut LNG Cost
EPC* Cost
Train Size
Millions of Metric Tons per Year
EPC* Cost
Train Size
400
300
200
100
0
8
6
4
2
0
1983
1999
2003
2005
2008
Technology Milestones

more than one-third of our upstream capital expenditures. In several recent challenging applications, we have been able to drill wells in less time and at lower cost than normal industry practice. In addition, our designs yield reliable, high-rate completions that are key to economic success.

Since late 2002, we have deployed three Early Production Systems in deepwater fields offshore West Africa. We recognized the need for earlier production without sacrificing cost benefits or incurring greater risk, and we identified the technology elements to efficiently implement these innovative systems. As a result, we began production in these fields months or years earlier than would have been possible with conventional technology.

ExxonMobil has a long history of developing leading manufacturing technology to produce higher-quality fuels, lubricants and chemical products. For example, ExxonMobil's *SCANfining* technology reduces the level of sulfur in gasoline while maintaining octane levels. Refineries around the world that use this technology have the combined capacity to produce nearly 1 million barrels of low-sulfur gasoline per day.

Demand for higher-quality engine lubricants is rising due to increasingly stringent regulations affecting fuel economy and emissions. In 2003, we began producing *Visom*, a premier-quality lubricant base oil designed to meet new requirements for European high-performance engine oils. ExxonMobil researchers also continue to work with vehicle manufacturers on new technologies for more efficient, cleaner-burning engine systems.

Our chemical business launched new products with improved properties that evolved through proprietary research, including specialty elastomers, polyethylene, polypropylene and synthetic fluid blendstocks.

Left, top: Anton-Jan Bons uses a transmission electron microscope to study materials that will increase the efficiency of ExxonMobil's manufacturing processes by saving energy and reducing waste.



Upstream



Earnings and Return on Capital Employed



Earnings
Billions of Dollars
Return
Percent
Earnings
Return
15
12
9
6
3
0
36
30
24
18
12
6
0
2000
2001
2002
2003

Global Portfolio

Major Operations in Three Key Areas





Earnings
Production
Reserves
0
20
40
60
80
100
North America
Europe/Africa
Asia Pacific/Other

Proved Reserves Replacement



Percent
125
100
75
50
25
0
2000
2001
2002
2003
Oil Reserves
Gas Reserves

New Resource Additions



1999-2003
Africa
Europe
North America
Caspian
Asia Pacific
Other

Quality portfolio and leading-edge technology yield superior returns

Earnings	$14.5 billion
Return on average capital employed	30.4 percent
Capital and exploration expenditures	$12.0 billion
Liquids production (barrels/day)	2.5 million
Natural gas production available for sale (cu. ft./day)	10.1 billion
New resource additions (oil equivalent)	2.1 billion barrels
Proved reserves additions (oil equivalent)	1.7 billion barrels
Finding and development costs (Five-year average per oil-equivalent barrel)	$4.77

ExxonMobil's upstream business spans the globe



United States
Canada
Netherlands
Norway
Azerbaijan
Germany
Kazakhstan
United Kingdom
France
Japan
Chad
Nigeria
Cameroon
Equatorial Guinea
Venezuela
Abu Dhabi
Yemen
Qatar
Thailand
Papua New Guinea
Malaysia
Angola
Indonesia
Argentina
Australia
2003 Producing Countries are Listed

■ 2003 Upstream Activities
▲ Major 2003 Oil and Gas Resource Additions
○ Key 2003 Acreage Additions and New Agreements

Strategies

- Maximize profitability of existing oil and gas production
- Identify and pursue all attractive exploration opportunities
- Invest in projects that deliver superior returns
- Capitalize on growing natural gas and power markets

Upstream strategies are supported by an unparalleled commitment to technology. Superior execution of these strategies through our global functional organization distinguishes ExxonMobil from the competition.

ExxonMobil's upstream business spans nearly 40 countries and is the world's largest and most profitable nongovernmental producer of oil and gas. The upstream business is managed by five functionally organized global companies. These companies are responsible for the corporation's exploration, development, production, gas and power marketing, and upstream-research activities. This organization successfully leverages the worldwide experience of our people, industry-leading technology, exceptional financial resources and disciplined investment approach.

The corporation's unparalleled upstream portfolio includes profitable long-life producing operations in North America, South America, Europe, Asia, Australia, the Middle East, the Caspian and Africa. Proved reserves, including tar sands, of 22 billion oil-equivalent barrels are the highest in the industry among publicly owned, nongovernmental companies.

ExxonMobil is well-positioned to increase production in areas where abundant resources have been discovered but not yet developed. Investment for profitable growth in resource-rich areas such as West Africa, Qatar, the Caspian and Russia is ongoing, with start-up of more than 30 projects forecast over the next three years.

2003 Results

Upstream earnings of $14.5 billion were up more than 50 percent from 2002 and represented a record, largely due to sustained strength in crude and natural gas prices and the transfer of the company's shareholding in Ruhrgas AG to E.ON AG.

Upstream capital and exploration spending grew to $12 billion, reflecting investment in new projects that are on track to develop additional production capacity. Total production of oil and gas declined by 1 percent as natural field declines in mature areas more than offset growth from new projects, although capacity increased in line with our long-term plans. Sixteen major projects were brought onstream, with targeted gross daily peak production of 1,225 thousand barrels of liquids (average ExxonMobil net interest, 39 percent) and 1.3 billion cubic feet of gas (average ExxonMobil net interest, 49 percent).

Proved reserves additions totaled 1.7 billion oil-equivalent barrels, representing 105 percent of production, including asset sales. This marked the 10th consecutive year that ExxonMobil's proved reserves additions exceeded production. Resource base additions totaled 2.1 billion oil-equivalent barrels, bringing ExxonMobil's total resources of oil and natural gas to 72 billion oil-equivalent barrels.

Worldwide Activities

North America

ExxonMobil maintains the largest portfolio of proved reserves and production in North America. Daily net hydrocarbon production totaled nearly 1 million barrels of liquids and 3.2 billion cubic feet of natural gas. These volumes represented about 36 percent of our worldwide production on an oil-equivalent basis.



Left: An LNG tanker docks in Qatar. **Right:** Shannon Graham (left) and Joy Ishigo monitor operations at the LaBarge Gas Processing Plant in Wyoming.

The term *resource* as well as references to the *resource base* and *recoverable resources* (other than historical production) in this report include discovered quantities of oil and gas that are not yet classified as proved reserves but that we believe will likely be developed in the future.

Proved reserve figures in this report include proved reserves from Syncrude tar sands operations in Canada, which are treated as mining operations in our Securities and Exchange Commission reports.

Upstream


Esso

Development activity in the deepwater Gulf of Mexico continued, with start-up of the Princess subsea development (ExxonMobil interest, 16 percent) and construction and drilling operations for the Thunder Horse development (ExxonMobil interest, 25 percent).

ExxonMobil acquired interests in 30 new deepwater and 12 new shallow-water leases in the Gulf of Mexico. Encouraging results from a discovery at the St. Malo prospect in the deepwater Gulf of Mexico will be incorporated in exploration activities to test ExxonMobil's extensive acreage holdings of 86 blocks in the area.

ExxonMobil's net gas resources on Alaska's North Slope total approximately 12 trillion cubic feet. Efforts continued toward ultimate commercialization of this gas.

ExxonMobil is the largest crude oil producer in Canada and holds a leading resource position through its wholly owned affiliate ExxonMobil Canada Limited and its majority-owned affiliate Imperial Oil Limited.

Offshore eastern Canada, the Sable Offshore Energy project (ExxonMobil interest, 51 percent; Imperial Oil interest, 9 percent) started up the Alma field as part of the Tier 2 development project. Alma is the fourth field to be developed in this project, with development of the fifth, South Venture, well under way. In addition to Sable, ExxonMobil participates in the Hibernia development (ExxonMobil interest, 33 percent) and Terra Nova development (ExxonMobil interest, 22 percent).

We made progress in 2003 on key regulatory milestones and funding elements for the Mackenzie Gas project. This project targets development of some 6 trillion cubic feet of gas (ExxonMobil share, approximately 3 trillion cubic feet) in the Mackenzie Delta region that will be transported south via an 800-mile pipeline to the existing gas grid in Alberta, Canada. Start-up is scheduled for 2009.

In western Canada, heavy oil operations accounted for 169 thousand barrels per day of net production from the Cold Lake field (Imperial Oil interest, 100 percent) and the Syncrude tar sands operation (Imperial Oil interest, 25 percent).

South America

ExxonMobil produced more than 100 thousand barrels per day (gross) of heavy oil at the Cerro Negro heavy oil project in Venezuela (ExxonMobil interest, 42 percent).

In the Campos Basin, offshore Brazil, appraisal drilling confirmed the extent of previous discoveries on Block BC-10 (ExxonMobil interest, 30 percent) and provided the confidence to initiate development-planning activities.

Europe

ExxonMobil is the largest net producer of oil and gas in Europe, with daily net production of about 580 thousand barrels of liquids and 4.5 billion cubic feet of gas, representing 31 percent of our worldwide production. ExxonMobil's European producing base includes more than 100 producing fields in the U.K. and Norwegian sectors of the North Sea as well as significant gas holdings and industry-leading production volumes in Germany and the Netherlands.

Seven new major offshore developments started up in 2003. In Norway, Ringhorne (ExxonMobil interest, 100 percent), Mikkel (ExxonMobil interest, 33 percent),


How to find more energy
without ever breaking ground.
By 2020, the world will need almost 40% more energy. Where on earth will it all come from? One answer lies not in breaking ground, but in looking and listening first. 3-D seismic technology, invented by ExxonMobil, uses sound waves that bounce deep into the earth to gather information. Computers translate the data into detailed 3-D maps of deeply buried rock to show potential oil and gas reserves – dramatically increasing strike success. By virtually drilling in the computer first, far more energy can be found using far fewer wells. And by using the very latest versions of this technology, the industry can better meet the challenge of the world's growing energy needs – both economically and environmentally.
ExxonMobil
Taking on the world's toughest energy challenges.

Left: Einar Hult controls rig floor operations from the comfort of a drilling cabin aboard the ExxonMobil-operated Ringhorne platform in the Norwegian sector of the North Sea. **Right:** This ExxonMobil corporate ad features our use of 3-D seismic technology that we invented to meet the world's growing energy needs.




FPSO SERPENTINA


LIVE

Above: In Equatorial Guinea, Ewan Haldane inspects production equipment on the *Serpentina* floating production, storage and offloading (FPSO) vessel — shown at top with a shuttle tanker that transports the produced oil to market. **Right:** Godwin Esau (left) and Mike Goebel review production operations on the FPSO *Falcon* in Nigeria's Yoho field. Both vessels are part of ExxonMobil's Early Production System approach.

Grane (ExxonMobil interest, 26 percent) and Fram West (ExxonMobil interest, 25 percent) initiated production. In the U.K. North Sea, the Penguins project (ExxonMobil interest, 50 percent) was brought on line, and first gas was produced from the Carrack field (ExxonMobil interest, 49 percent). In the offshore Netherlands, the K15/FK field started production (ExxonMobil interest, 23 percent). Total net daily peak production from these fields is expected to be about 220 thousand oil-equivalent barrels.

Significant commercial-restructuring activities were progressed to further position ExxonMobil to maintain leadership in the European gas market. These changes anticipate the direction of the European Gas Directive and enable ExxonMobil to independently market all equity gas in Norway and Germany. In addition, the company's shareholding in Ruhrgas AG was ultimately transferred to E.ON AG, which resulted in a $1.7 billion net earnings benefit for ExxonMobil.

Africa

Africa represents one of ExxonMobil's primary near-term growth regions, with substantial exploration and development activity augmenting a profitable production base of about 440 thousand barrels per day (net). During 2003, upstream activities in Africa resulted in the start-up of four significant projects, 11 exploration discoveries and construction progress on projects that will provide volume growth throughout the remainder of the decade. We also continued to evaluate liquefied natural gas (LNG) opportunities in Nigeria and Angola.

Production began from ExxonMobil-operated Angola Block 15 (ExxonMobil interest, 40 percent) at the Xikomba field using an Early Production System (EPS). This system significantly reduces the time from discovery to first production and is yielding more than 80 thousand barrels per day (gross). Construction activities are under way on the Kizomba A and B developments, each designed to recover more than 1 billion barrels of oil (gross). Engineering activities progressed on Kizomba C. Production from these three developments is expected to begin in 2004, 2006 and 2007, respectively.

On Angola Block 17 (ExxonMobil interest, 20 percent), the Jasmim development began production to the Girassol floating production, storage and offloading vessel. Girassol field production continued at more than 220 thousand barrels per day (gross).

Successful exploration activities continued offshore Angola, with four discoveries in Block 15, two in Block 17, two in Block 31 (ExxonMobil interest, 25 percent) and one in Block 32 (ExxonMobil interest, 15 percent).

In Equatorial Guinea, ExxonMobil substantially expanded production capacity with the installation and start-up of an EPS at the Zafiro Southern Expansion project (ExxonMobil interest, 71 percent). This project has augmented Zafiro production capacity by 110 thousand barrels per day (gross).

In 2003, ExxonMobil operations offshore Nigeria produced an average of 570 thousand barrels of liquids per day (gross) (ExxonMobil interest, 40 percent). This is about 10 percent above 2002 volumes, primarily due to the Yoho development. Contracts were awarded to progress the East Area Additional Oil Recovery project, which is designed to improve oil recovery in these fields, while significantly reducing volumes of gas flared. The project, anticipated to start up in 2006, is expected to add 145 thousand barrels per day of production capacity and increase ultimate recovery by more than 500 million barrels (gross).

Deepwater exploration and development offshore Nigeria continued in 2003. Construction and drilling continued on the Bonga field development (ExxonMobil interest, 20 percent), Nigeria's first deepwater development.

Development also progressed at the ExxonMobil-operated Erha field (ExxonMobil interest, 56 percent), with first production forecast for 2006. Exploratory drilling at the Usan discovery (ExxonMobil interest, 30 percent) significantly increased the total recoverable resources.

Production from the 1-billion-barrel Chad Doba development project (ExxonMobil interest, 40 percent) began in mid-2003. This development, operated by ExxonMobil, consists of a 233-well development, with production transported through a 650-mile pipeline through Cameroon to a floating storage and offloading vessel located seven miles offshore. Production from the main fields of Miandoum and Kome will be augmented by satellite field developments to extend the production plateau of 225 thousand barrels per day (gross). Exploration efforts continued in Chad, with one discovery and one successful appraisal well.

Asia Pacific

ExxonMobil is a major producer in the Asia Pacific region, which accounted for 13 percent of the company's worldwide production in 2003. Production operations are located in Malaysia and Australia, where ExxonMobil is the largest oil producer, and in Indonesia, Thailand, Japan and Papua New Guinea.

In Malaysia, ExxonMobil produced 105 thousand barrels of liquids and 563 million cubic feet of gas per day (net). First production was achieved from the Bintang field (ExxonMobil interest, 50 percent), which is expected to produce approximately 1 trillion cubic feet of gas at a rate of 305 million cubic feet per day (gross).

In Australia, ExxonMobil produced 111 thousand barrels of liquids and 450 million cubic feet of gas per day (net). ExxonMobil holds large gas resources off the Northwest Shelf of Australia in addition to its profitable production activities in the Bass Strait. ExxonMobil drilled an appraisal well to further delineate the Jansz (ExxonMobil interest, 50 percent) and Io (ExxonMobil interest, 25 percent) gas discoveries, confirming the Jansz-Io field area as the largest gas discovery in Australia, at about 20 trillion cubic feet.



Upstream



Upstream activities in Africa resulted in the start-up of four significant projects, 11 exploration discoveries and construction progress on projects that will provide volume growth throughout the remainder of the decade.

In addition, the Western Australia government gave in-principle approval to the Gorgon project (ExxonMobil interest, 14 percent) for the development of an LNG liquefaction plant.

In Indonesia, the ExxonMobil-operated Arun and satellite fields (ExxonMobil interest, 100 percent) produced 745 million cubic feet per day of gas (net) and supplied LNG to Far East markets. ExxonMobil continued discussions on terms for development of the onshore Cepu block in east central Java.

ExxonMobil assumed operatorship of the new Highlands Gas project (ExxonMobil interest, 26 percent) in Papua New Guinea that replaced the PNG Gas project upon its expiration in 2003. Marketing efforts have continued to obtain additional conditional gas sales agreements with potential customers in Australia.

Caspian

ExxonMobil is participating in the three largest Caspian resource-development projects, currently producing 430 thousand barrels per day (gross). Further expansion is planned through the next decade. In addition, the company is involved in extensive exploration efforts.

Production in the Tengiz field in Kazakhstan (ExxonMobil interest, 25 percent) reached about 300 thousand barrels per day (gross). Construction activity progressed toward a 220-thousand-barrel-per-day expansion project, which is expected to start up in 2006.

Development-planning activities and drilling continued toward first production at the giant Kashagan field in the offshore Caspian. Kashagan, expected to produce 13 billion barrels of oil, is part of the North Caspian Production Sharing Agreement (PSA), which also includes promising exploration acreage. Exploration activities resulted in discoveries at the Aktote and Kashagan Southwest prospects. In 2003, ExxonMobil signed a sales and purchase agreement with BG International Limited to increase the company's equity share of the North Caspian PSA to 20.4 percent from 16.7 percent. This transaction is expected to close in 2004.

In Azerbaijan, gross production from the Azeri-Chirag-Gunashli (ACG) development (ExxonMobil interest, 8 percent) totaled 130 thousand barrels per day. Expansion activities are under way to increase capacity by more than 400 thousand barrels per day (gross). First oil from this development is anticipated in 2005. Exploration drilling on the ExxonMobil-operated Zafar Mashal PSA (ExxonMobil interest, 30 percent) began in 2003.

Middle East

ExxonMobil has a substantial production base and significant growth potential in this resource-rich region.

In Qatar, ExxonMobil and its joint-venture partner, Qatar Petroleum, are progressing several gas projects to further develop the giant North field, the largest non-associated gas field in the world. LNG sales from Qatargas (ExxonMobil interest, 10 percent) and RasGas (ExxonMobil interest, 25 percent) totaled 14.7 million metric tons (gross) in 2003. Additional LNG capacity is being added through RasGas Train 3 (ExxonMobil interest, 29 percent), with first LNG production in 2004, and RasGas Train 4 (ExxonMobil interest, 30 percent), currently under construction. These trains together are expected to produce more than 9 million metric tons per year and develop 2.9 billion oil-equivalent barrels (gross). In addition, plans are under way for a fifth RasGas train of 4.7 million tons per year (ExxonMobil interest, 30 percent), with sales agreements under development. ExxonMobil and Qatar Petroleum acquired an interest in the offshore

Left, top: Workers maintain production facilities in the 1-billion-barrel Chad Doba development project in Africa, where oil production began a year early. **Left, bottom:** Dinho Ondela (front) and Jose Gama help maintain an FPSO vessel in the ExxonMobil-operated deepwater Xikomba field offshore Angola, where oil production is more than 80,000 barrels per day (gross). **Right:** Work is under way aboard the Kizomba A tension leg platform in Angola to help recover 1 billion barrels of oil.



Upstream



Adriatic Liquefied Natural Gas Terminal project (ExxonMobil interest, 45 percent) in Italy. This state-of-the-art offshore receiving and regasification terminal is expected to begin operations in 2007.

Engineering work began on the Qatargas II project (ExxonMobil interest, 15 to 30 percent), which will provide LNG to the United Kingdom and Europe. This project includes offshore production, construction of two of the largest LNG trains ever built (each capable of producing 7.8 million metric tons per year), a fleet of the largest LNG carriers yet constructed and regasification/terminal facilities. Gross project costs totaling $11 billion are targeted to develop 5 billion oil-equivalent barrels.

ExxonMobil and Qatar Petroleum signed a Heads of Agreement to produce and deliver 15.6 million metric tons of LNG per year to the United States (ExxonMobil interest, 30 percent). As with the Qatargas II project, the scope of this project, RasGas Trains 6 and 7, includes offshore production, liquefaction trains, ships and receiving terminals. Purchase options for three sites along the U.S. Gulf Coast were secured for the potential construction of regasification and terminal facilities. First deliveries of LNG under this agreement are forecast for 2009. Gross costs are estimated to be $12 billion, and the project is expected to develop 5 billion oil-equivalent barrels.

In 2003, sales agreements for the first phase of the Al Khaleej Gas project (ExxonMobil interest, 100 percent) were concluded with buyers for the first domestic phase of pipeline gas sales from the North field. These agreements will supply 740 million cubic feet of gas per day. Discussions are progressing with additional domestic and regional customers for supplies from future phases of the project.

ExxonMobil has completed a commercial and technical feasibility study for a gas-to-liquids project in Qatar, and discussions are ongoing with Qatar Petroleum to develop a world-scale project.

In Abu Dhabi and Yemen, ExxonMobil has onshore oil interests, with net production totaling 132 thousand barrels per day, and is pursuing additional interests.

Left: Work continues on expansion of RasGas facilities in Qatar to produce additional liquefied natural gas for world markets. **Right:** The Sakhalin I project, using the world's largest land rig, began drilling wells that will extend offshore more than 5 miles to develop 1.5 billion oil-equivalent barrels of oil (gross).



ExxonMobil has formed and leads a consortium (ExxonMobil interest, 37.5 percent) to compete for Kuwait's tendering of an Operating Services Agreement covering four fields in northern Kuwait. The consortium has submitted development plans for consideration by Kuwait Oil Company.

Russia

Drilling activities started on the initial phase of the ExxonMobil-operated Sakhalin I project (ExxonMobil interest, 30 percent) offshore Russia. The Sakhalin I project is expected to initially develop 1.5 billion oil-equivalent barrels (gross) and is anticipated to start up in 2005, with ultimate production of 250 thousand barrels per day. Future phases of the project are expected to bring total developed resources to 5 billion oil-equivalent barrels, with a total project investment of more than $12 billion (gross).

Power

The company has significant holdings in the electric power business, with interests in nearly 13,300 megawatts of generation capacity, including 2,900 megawatts of cogeneration. In addition, more than 800 megawatts of cogeneration are currently under construction. The company has created a power "Center of Expertise" to efficiently manage worldwide spending on energy, evaluate new opportunities for generation — especially cogeneration — and assist in gas-development initiatives.



Downstream



Earnings and Return on Capital Employed
Earnings Billions of Dollars — **Return** Percent



5
4
3
2
1
0
20
15
10
5
0
Earnings
Return
2000
2001
2002
2003

Leadership in Refining Capacity
ExxonMobil Compared with Leading Competitors
ExxonMobil = 100



100
80
60
40
20
0
XOM
No. 2
No. 3
No. 4

Leadership in Lube Basestocks
ExxonMobil Compared with Leading Competitors
ExxonMobil = 100



100
80
60
40
20
0
XOM
No. 2
No. 3
No. 4

Voted #1 Retail Chain of the Year



2003 ExxonMobil On the Run



On the Run
Exxon Mobil

Strong operating performance in a challenging margin environment

Earnings	**$3.5 billion**
Return on average capital employed	**13.0 percent**
Capital expenditures	**$2.8 billion**
Petroleum product sales (barrels/day)	**8.0 million**
Refinery throughput (barrels/day)	**5.5 million**

ExxonMobil's downstream business spans the globe



Netherlands (1)
Germany (2)
United States (7)
Belgium (1)
Norway (1)
Canada (4)
United Kingdom (1)
France (3)
Japan (5)
Italy (2)
Martinique (1)
El Salvador (1)
Senegal (1)
Thailand (1)
Nicaragua (1)
Malaysia (1)
Cote d'Ivoire (1)
Saudi Arabia (3)
Peru (1)
Singapore (1)
New Zealand (1)
Cameroon (1)
Argentina (1)
Gabon (1)
Australia (2)

( ) Number of Manufacturing Sites

■ Refining and Marketing Presence

□ Marketing Presence

Strategies

- Maintain best-in-class operations, in all respects
- Provide quality, valued products and services to our customers
- Lead industry in efficiency and effectiveness
- Capitalize on integration with other ExxonMobil businesses
- Selectively invest for resilient, advantaged returns
- Maximize value from leading-edge technology

ExxonMobil will continue to implement business strategies that position the company to be the industry leader, capable of outperforming the competition under a variety of market conditions.

2003 Results

Downstream earnings of $3.5 billion nearly tripled the amount earned in 2002. Stronger industry margins combined with delivery of business-improvement initiatives contributed to higher earnings. These higher earnings, together with ongoing capital discipline, improved return on capital employed (ROCE) to 13 percent. However, the downstream industry continues to experience significant margin volatility and remains intensely competitive. Therefore, ExxonMobil will continue to implement business strategies that position the company to be the industry leader, capable of outperforming the competition under a variety of market conditions.

Refining & Supply

ExxonMobil is the world's largest refiner, with a focus on the manufacture of clean fuels, lubes and other high-value products. This is accomplished through a highly integrated asset base that includes an ownership interest in 45 refineries in 25 countries, with distillation capacity of 6.3 million barrels per day and lubricant basestock manufacturing capacity of about 145 thousand barrels per day.

In addition, we manage an efficient and flexible global logistics system that includes an ownership interest in 32 crude oil and petroleum product tankers, more than 25 thousand miles of pipelines and 300 major petroleum product terminals.

In 2003, industry refining margins throughout the world improved versus the levels experienced in 2002. The stronger margins reflected many crude oil and finished-product market factors, including stronger product demand in the United States and Asia Pacific.

World-Class Scale and Integration

In the refining business, scale and integration with other ExxonMobil operations are important competitive advantages. Our facilities, on average, are 80 percent larger than industry. We continue to leverage this scale to improve the efficiency and effectiveness of our operations around the world.



Left, top: Junichi Nishimura tests fuel quality at our Paulsboro, New Jersey, technical center. **Right:** Our leading-edge *Visom* unit at the Fawley refinery in the United Kingdom upgrades heavy oil into premium-quality lube basestock.

Downstream



Monica
ExxonMobil



ExxonMobil is an industry leader in the operating reliability of our refinery network, and we continue to generate additional income by further improving process unit availability.

ExxonMobil manufacturing facilities are also highly integrated, with more than 80 percent of refining capacity associated with chemical or lube operations. Such integration provides advantages through improved supply flexibility, lower site-operating costs and production of higher-value products.

Investing to Meet Customer Needs for Improved Products

ExxonMobil's disciplined approach to capital investment continues to provide a competitive advantage. Refining and Supply's capital expenditures are focused on selective and resilient investments to meet future product-quality requirements, reduce environmental effects, further upgrade safety systems, lower operating costs and produce higher-value products with lower-cost raw materials. For example, in 2003, we completed construction and began operating several facilities to meet customer needs for lower-sulfur gasoline and diesel. With these investments, more than 90 percent of our motor gasoline production capacity in the United States and Canada is low sulfur. Overall, our capital project management system provides top-tier performance in project execution.

Relentless Pursuit of Operating Efficiencies

Efforts to reduce costs at our refineries continue to deliver savings. Improving the energy efficiency of our operations is a key contributor to this performance. ExxonMobil's proprietary Global Energy Management System focuses on opportunities that reduce the energy consumed at our refineries and chemical plants, including the application of cogeneration, which is the simultaneous production of steam and electricity. Cogeneration increases the overall energy efficiency of our facilities, lowering costs and substantially reducing emissions.

Left, top: Monica Arboleda-Peña holds a sample of high-quality, low-sulfur gasoline produced with the new *SCANfining* unit at the Baton Rouge, Louisiana, refinery. **Left, bottom:** Operators (front row, from left) Gwen Ambres, Jon Nuckolls and Scott Daniel and (back row, from left) Fred Montes, Tony Boatman and Gene Roe monitor the flow of crude oil from the Beaumont, Texas, refinery's modern control room. **Right:** This ExxonMobil corporate ad features the benefits of cogeneration.

More than 90 percent of the power-generating capacity at our refining and chemical facilities comes from cogeneration. New plants are under construction at three additional ExxonMobil sites and are expected to begin operating in 2004 and 2005.

Increasing Margin Capture

ExxonMobil is an industry leader in the operating reliability of our refinery network, and we continue to generate additional income by further improving process unit availability. In addition, we continue to develop and implement a major program to leverage molecular fingerprinting and modeling technologies. With an improved understanding of the behavior and characteristics of the molecules in our facilities, we lower overall raw-material costs and increase yields of higher-value products.



The true power of cogeneration is what it doesn't do.
It can generate enough electricity to run entire plants. But that's not the amazing part. What cogeneration doesn't do is allow vast amounts of heat and steam to escape into the atmosphere – which happens in traditional power-generating facilities. Instead, on-site cogeneration captures what would be wasted energy and harnesses it to help in the refining process. And at the same time, reduces greenhouse gas emissions worldwide by seven million tons a year at ExxonMobil sites alone. The plant benefits, and so does the planet. And considering our industry's challenge of meeting the world's ever-growing demand for energy, finding ways to create it with fewer emissions makes sense – economically and environmentally – for everyone.
ExxonMobil
Taking on the world's toughest energy challenges.™


Downstream
Ruffles

Fuels Marketing

Worldwide, ExxonMobil markets gasoline, diesel and other fuels through the *Exxon, Mobil* and *Esso* brands. We serve millions of motorists at nearly 40,000 retail stations and provide more than 1 million industrial and wholesale customers with quality fuel products. Aviation customers at more than 700 airports and marine customers at 300 marine ports around the world use our fuels, products and services.

Stronger industry margins helped to improve Fuels Marketing earnings in 2003. Our focus on cost reductions, growing income in convenience products and services, selective investments in new retail sites and high-grading existing assets also drove earnings and ROCE growth. With the underlying, long-term trend in industry margins declining, these areas continue to receive strong focus.

Global Scale Delivers Operating Efficiencies

Fuels Marketing also continues to pursue efficiencies by leveraging its global scale and organization structure. We further reduced operating expenses in 2003 by leveraging technology investments and streamlining and automating work processes while continuing to improve customer service.

In the retail business, we systematically applied best practices to our service stations across the world, helping to reduce operating costs and increase earnings from convenience products and services.

Focused Capital Management

Fuels Marketing focuses its capital management on delivering a highly efficient capital base in an intensely competitive and increasingly dynamic marketplace. Potential investments are selected through a rigorous, disciplined and globally consistent market-planning process. By concentrating on key markets, we continually improve the overall efficiency and effectiveness of our global retail network.

Customer-Focused Initiatives

Drawing on worldwide retailing experience, we have developed a portfolio of innovative retail formats designed to appeal to customers globally and locally.

Our popular *On the Run* convenience-store format incorporates leading-edge technology and market research to provide value and convenience to our customers. In 2003, we added 201 *On the Run* stores worldwide, bringing the total to nearly 1,000 in 41 countries and territories. In the United States, ExxonMobil received *Convenience Store Decisions* magazine's prestigious "Convenience Store Chain of the Year Award" for the *On the Run* format.

Combining the strength of ExxonMobil's branded fuels with leading grocery or food marketers in selected markets has also proven to be a winning combination. These alliances include *Tesco* in the United Kingdom and Thailand, *Doutor* in Japan, *Tim Hortons* in Canada, *7-Eleven* in Japan and Innscor across Africa.

Participation in our customer-loyalty programs, including *Speedpass* and *Upromise*, has continued to grow. More than 7 million *Speedpass* members now use this technology, which is available at some 10,000 *Exxon, Mobil* and *Esso* sites in the United States, Canada, Singapore and Japan. *Upromise* membership in the United States increased to more than 4 million in 2003.


Take One
1
Speedpass

Left: *On the Run* convenience stores can be found at *Exxon, Esso* and *Mobil* retail stations in 41 countries and territories. **Right:** Rita Burke uses her *Speedpass*-equipped *Timex* wristwatch to purchase gasoline.

Downstream





Mobil 1



Customers rely on *Exxon*, *Esso* and *Mobil* brands because of their quality, reliability and technological leadership.

Lubricants & Specialties

ExxonMobil is the world's foremost supplier of lube basestocks and a leading marketer of finished lubricants and specialty products. Supported by a highly trained field force, a strong distributor network and a globally integrated supply chain, ExxonMobil provides high-quality lubricants and application expertise to customers around the world.

In 2003, earnings improved due to tighter supply and demand fundamentals for lube basestocks combined with contributions from technology investments, supply-chain improvements and marketing initiatives.

Global Brand Leadership

From the mature markets in North America and Western Europe to the developing markets in Eastern Europe, Asia, Latin America and Africa, customers are choosing ExxonMobil's leading lubricant brands for their industrial and transportation needs. These customers rely on *Exxon*, *Esso* and *Mobil* brands because of their quality, reliability and technological leadership, close association with the world's leading original-equipment manufacturers and performance success in the world of highly competitive motorsports racing.

As the leader in highly profitable synthetic lubricants, ExxonMobil continued to grow its share of the market. In 2003, the company introduced *Mobil 1* with *SuperSyn* in more than 30 additional markets in Europe, Asia Pacific and Latin America.

Adding further to the year's success, *Mercedes-Benz SLR* named *Mobil 1* the recommended engine oil for its long-awaited 626-horsepower sports car — joining *Porsche*, *Cadillac*, *Mitsubishi Lancer* and *Corvette* on the *Mobil 1* roster of elite clientele.

Left, top: Quart bottles of *Mobil 1* with *SuperSyn* are filled at the Beaumont, Texas, lube bottling plant.
Left, bottom: ExxonMobil's sponsorship with West McLaren Mercedes *Formula 1* racing provides an ideal environment for developing high-performance lubricants.
Right: Our advertising keys on the quality and efficiency of *Exxon* and *Esso* lubricants.


you shouldn't worry about the quality of
your oil
that's our job
That's why there's EXXON

Motorsports sponsorships, such as those with *Penske Racing*, *Toyota* and West McLaren Mercedes, continue to provide an ideal environment for developing high-performance lubricants. In 2003, *Mobil*-branded products were also named "Official Lubricants of *NASCAR*." With more than 70 percent of *NASCAR* teams using *Mobil 1*, this tie-in with one of America's fastest-growing sporting events provides a level of exposure that will benefit sales across the entire *Mobil*-brand family.

In addition to providing customers with leading-edge product technology, the company also applies technology to improve customer satisfaction and service. For example, one-third of ExxonMobil's lubricant sales are now made online, where customers can place and track orders and manage their accounts.

Emerging Market Growth

Globally respected brands, strong relationships with key equipment manufacturers and a strong distribution network are helping ExxonMobil take advantage of emerging-growth opportunities in many developing markets globally.

Focused marketing investments and an expanding distributor network helped the *Mobil* and *Esso* brands achieve strong sales growth in Russia during the year. In China, both the *Mobil* and *Esso* brands are well-recognized and respected, and we continue to expand our share of that growing market.



Chemical



Continuing to Outpace the Competition
Percent Return on Capital Employed



10
8
6
4
2
0
2001
2002
2003

❑ XOM ■ Competitors
ExxonMobil vs. average of major petrochemical competitors

Diverse Geographic Earnings
Billions of Dollars



1.5
1.2
0.9
0.6
0.3
0
2001
2002
2003

❑ U.S. ■ Non-U.S.



Capitalizing on core competencies

Earnings	**$1.4 billion**
Return on average capital employed	**10.2 percent**
Prime product sales (metric tons)	**26.6 million**
Capital expenditures	**$0.7 billion**

ExxonMobil's chemical business spans the globe



Netherlands (4)
Belgium (3)
Germany (3)
Canada (3)
United Kingdom (3)
France (3)
Italy (3)
United States (14)
South Korea (1)
Japan (5)
China (2)
Thailand (1)
Nicaragua (1)
Saudi Arabia (2)
Singapore (1)
Brazil (1)
Australia (3)
Argentina (1)
( ) Number of Manufacturing Sites

■ Areas of Operation, Marketing and Sales
▲ Research and Technology Centers
○ Major Sites

Strategies

- Continuously reduce costs to achieve best-in-class performance
- Capture full benefits of integration with upstream and downstream operations
- Focus on businesses that capitalize on core competencies
- Build proprietary technology positions
- Invest selectively in internationally advantaged projects

ExxonMobil's chemical company is among the world's largest. Our business mix, investment discipline, petroleum integration, world-class operations, leading proprietary technology and product applications produce superior returns.

2003 Results

ExxonMobil Chemical's 2003 earnings topped $1.4 billion, the highest in the past five years and 73 percent higher than in 2002. Our outstanding mix of businesses, broad geographic coverage, continuing success in capturing cost efficiencies and feedstock integration helped ExxonMobil significantly improve profitability.

We achieved returns of 10.2 percent on average capital employed, an industry-leading performance during the challenging business environment in 2003. Over the past 10 years, our chemical business achieved an average return of more than 12 percent, while making substantial investments to support long-term growth. During the same period, our competitors' returns averaged less than 9 percent.

Prime product sales volume of 26.6 million tons in 2003 is equivalent to the record level in 2002, as growth in Asia Pacific offset slightly lower sales in North America.

Challenging Industry Conditions

The worldwide chemical industry environment remained challenging during 2003. Demand in established North American markets remained relatively flat, with industrial production lagging the economic recovery. European demand grew marginally. Growth in Asia slowed at the beginning of the year and recovered sharply during the second half.

Our recent investments in capacity additions in Saudi Arabia and Singapore allowed us to profitably increase our participation in high-growth markets such as China. The excellent performance of these sites provided major contributions to the increased earnings we accomplished in 2003 over the prior year.

Additionally, our enhanced marketing focus helped most of our businesses maintain or improve margins during a year of historically high and volatile energy and feedstock costs.



Left, top: More than 500 employees are dedicated to ExxonMobil's chemical research, including Els Slachmuylders in Machelen, Belgium. **Left, bottom:** At the company's polypropylene plant in Baytown, Texas, James Rideau (left) and Jason Pettrey monitor processing with state-of-the-art plasma screens. **Above:** Giao Ngoc Dao and other ExxonMobil researchers use microreactors and robotics in high-throughput experimentation in the search for new materials, catalysts and polymers.

Investing to Better Serve Customers

The company invested selectively in high-return efficiency projects and supported the growth of its specialty businesses with capital expenditures of $692 million.

The company built a specialty elastomers plant in Baton Rouge, Louisiana, further strengthening its position as a premier supplier of these products for industrial and consumer applications.

We expanded our films-manufacturing plant at Shawnee, Oklahoma, to help meet growing customer needs for our innovative products that offer many benefits in the packaging and labeling markets.

A joint venture (ExxonMobil interest, 35 percent) in Antwerp, Belgium, upgraded its capacity to produce valuable feedstocks for a number of our products.

The Baytown Olefins Plant improved its ability to process advantaged feedstocks and increased its energy efficiency. The company increased its capacity





to produce isopropyl alcohol at its Baton Rouge, Louisiana, facility to support continued growth in Latin America and Asia Pacific and a strong supply position in North America and Europe.

ExxonMobil continues to explore additional opportunities for advantaged growth in both established and developing markets of the world, including China and a potential joint-venture project for the production of petrochemicals in Venezuela.

Implementation of our Global Enterprise Management System continued in 2003. The new platform provides a consistent global approach for emphasizing customer-valued activities and streamlined processes.

Achieving Best-in-Class Performance

Investments are successful only if they are operated safely and efficiently. The company's safety performance continues to be among the chemical industry's best.

Occupational Hazards, a magazine dedicated to safety, health and loss prevention, placed ExxonMobil Chemical Company on its list of America's Safest Companies. Eight chemical sites achieved the highest rating in a U.S. government program recognizing excellent workplace safety performance. Other operations in Canada, Chile, Mexico and the United States received awards from industry and government organizations for safety excellence.

ExxonMobil Chemical maintains a constant focus on improving efficiency and reducing the costs of manufacturing, selling and distributing products. Efficiencies continued to be captured throughout the company and offset the effects of increased energy and feedstock costs.

Capitalizing on Core Competencies

ExxonMobil Chemical's technology, products and service provide value to customers in hundreds of market segments worldwide.

Our unique mix of chemical business lines delivers superior financial performance relative to the competition throughout the business cycle. Our portfolio includes strong positions in the supply chain for many of the largest-volume and highest-growth petrochemicals in the global economy.

We are one of the largest producers of olefins, the basic petrochemical building blocks. ExxonMobil is also the largest worldwide producer of polyolefins, including polyethylene, the largest-volume plastic; and polypropylene, a versatile plastic with some of the fastest-growing uses.

As we continue to innovate using our proprietary *Exxpol* catalyst platform, we introduced new polyethylene and polypropylene products. They offer easier processing and improved performance to benefit customers in many markets, including rigid packaging, flexible films, nonwoven fabrics and automotive components.

ExxonMobil Chemical's aromatics business is the world's largest producer of paraxylene and benzene, fundamental materials for a wide range of consumer products. Annual aromatics growth rates are projected at 4 to 5 percent in Europe and 5 to 7 percent in Asia Pacific. We continue to capture new opportunities with professional marketing, sales and distribution teams; premier manufacturing and technology organizations; and global integration with our other investments.

The company enjoys a premier position in a diverse portfolio of specialty chemical businesses that provide attractive returns throughout the industry cycle.

In our ongoing development of high-performance synthetic lubricant basestocks, we introduced a new line of fluids for industrial and automotive lubricant markets. We also improved and branded our polyalphaolefins basestock products that offer performance advantages over mineral oils.

We developed new specialty elastomers that can improve the elasticity, softness, adhesion, strength and durability of our customers' products. These unique polymers are compatible with others and extremely easy to process, resulting in very soft, flexible films and fabrics.

Customers expanded the use of our engineered thermoplastic elastomers in medical devices, packaging for cosmetics and toiletries in large-volume markets, consumer electronics and food containers. We also introduced an advanced resin with outstanding toughness and exceptional optical properties for packaging applications.

We have many loyal customers, some of whom recognized our businesses with more than a dozen customer-service awards in 2003.

Left, top: With 11 aromatics plants, ExxonMobil Chemical is the world's largest producer of paraxylene, orthoxylene and benzene, fundamental materials for a wide range of consumer products. **Left, center:** Ana Christina Pava and Alberto Bittar (right) work with a customer in Brazil who uses our fluids as metalworking oil to make sheet aluminum. **Right:** Kelvin Chan Tuck Yin tests safety equipment at ExxonMobil's Singapore Chemical Plant, a world-scale facility that employs state-of-the-art processing technologies to serve customers globally.



Corporate Citizenship



2003 Highlights

- Record-fewest safety incidents
- Best-ever refinery energy efficiency
- Fewest environmental spills
- $70 billion in tax payments to support local, state and national governments
- $103 million in charitable contributions and community-development investments

Lost-Time Injuries and Illnesses
Incidents per 200,000 Work Hours


0.8
0.6
0.4
0.2
0
94 95 96 97 98 99 00 01 02 03
ExxonMobil Employees
ExxonMobil Contractors
U.S. Petroleum Industry Benchmark (employee safety data from participating API companies)

Marine Spills (Operated Fleet)
Number of Incidents


25
20
15
10
5
0
96 97 98 99 00 01 02 03
Spills of More Than a Barrel
Spills of a Barrel or Less



ExxonMobil's focus on good corporate citizenship begins with our commitment to high standards of ethics, effective corporate governance, sound financial controls, ongoing operational integrity, and safety, health and environmental care.

ExxonMobil's high ethical standards are essential to achieving long-term sustainable results. Our straightforward approach is reflected in all our activities. The corporation expects that its directors, officers and employees will observe the highest standards of integrity in the conduct of ExxonMobil's business.

Governance

For years, ExxonMobil's established corporate governance practices have exceeded normal practices. We have a majority of independent directors; audit, governance, compensation, public issues and contributions committees composed entirely of independent directors; board resolutions authorizing and directing committee activities; committee charters and comprehensive, documented and widely distributed standards of business conduct.

Safety Leader

ExxonMobil has shown that we can produce energy and chemical products while protecting the safety and health of people and safeguarding the environment. Our goal is no injuries, illnesses or operational incidents. In pursuit of this goal, our performance in safety, health and environmental care has earned significant recognition within industry and by governments.

Our Operations Integrity Management System provides a consistent and disciplined framework across our diverse operations worldwide. It is our primary tool to identify, understand and control risks. The environmental-management aspects of this system conform to guidelines established by the International Standards Organization.

We are committed to protecting our people, facilities, information and other assets. Our security measures take into account perceived risk, cost, practicality, applicable laws and social norms.

We continue to be an industry safety leader, with record-fewest safety incidents in 2003. We are expanding our efforts to further collect and analyze data to learn from all incidents as we take innovative steps to achieve our goal that *Nobody Gets Hurt.*

With a $1 million commitment, ExxonMobil is underwriting the U.S. National Safety Council's new global leadership award for corporate excellence in safety, health and environmental performance. The Robert W. Campbell Award provides an opportunity for companies worldwide to distinguish themselves among their peers. It will identify best practices that can improve performance across industries.

Strong Environmental Performance

Committed to continuous improvement, we manage our environmental performance with the same rigor and discipline that underpins our investment program. For example, our businesses around the world develop detailed Environmental Business Plans that are an integral part of each annual business strategy.

In 2003, our operations achieved the fewest-ever spills in our history. We have reduced spills from company-operated marine vessels by 90 percent over the past seven years. Non-marine vessel spills are down by 30 percent over the past three years.

We continue to take other innovative steps to improve our environmental performance. In Baton Rouge, Louisiana, a new $5 million unit is helping to reduce emissions to the air by more than 200 tons per year. In Nigeria, we are eliminating gas flaring while significantly increasing oil production and recovery, ahead of targets set by the government. In addition, our researchers continue to work with vehicle manufacturers on new technologies for more efficient, cleaner-burning engine systems.

Left, clockwise: ExxonMobil supports tiger-conservation projects worldwide. Aboard the tanker *Raven* in the Mediterranean, Porus Kadowalla (left) and Mukesh Kumar inspect equipment on deck to prevent safety and environmental incidents. Dr. Jorge Rojas treats a child at the ExxonMobil-funded Coaniquem burn center in Chile.



Greenhouse Gas Emissions

ExxonMobil is taking a number of significant actions, as we have for many years, to improve our efficiency and reduce greenhouse gas emissions in our operations and in customer use of our products.

Our refineries achieved best-ever energy efficiency in 2003. Improvements are driven by our Global Energy Management System to help identify and implement energy-saving steps at ExxonMobil facilities.

A key energy-saving practice is our growing use of cogeneration, the simultaneous production of steam and electricity using clean-burning natural gas. Cogeneration is nearly twice as efficient as traditional methods of producing steam and power separately.

ExxonMobil has more than 80 cogeneration facilities at some 30 locations worldwide, which have reduced carbon dioxide emissions by almost 7 million tons a year. We are investing an additional $1 billion to expand our cogeneration capacity by another 30 percent by the end of 2005.

In addition, we are supplementing our internal environmental research and development through cooperative efforts with universities and research centers and through partnerships with other corporations. The emphasis is on learning more about the potential risks of climate change and developing better answers for meeting the world's future energy needs.

Noteworthy is our $100 million investment in Stanford University's groundbreaking Global Climate and Energy Project. This 10-year, $225 million research program aims to address future energy needs with approaches that lead to lower greenhouse gas emissions.

In the interest of a better-informed public, ExxonMobil recently published a report that describes what we see as the key business challenges and opportunities associated with likely energy trends, greenhouse gas emissions and alternative energy options. Information on how to obtain *A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy* can be found on the inside back cover under ExxonMobil Publications.

We are scientists.
We are engineers.
We are neighbors.

At ExxonMobil, we take the industry's challenge of meeting the world's growing energy needs very seriously. Which is why we are continually exploring innovative energy solutions that support economic growth and an improved standard of living – from advanced exploration technologies to lower emission fuels. But that's not the only challenge we face. We also encounter issues at the community level – from the spread of malaria in Africa to the need for improved science-related education around the world. And, every day, we work to contribute to positive solutions. Because this isn't just where we work, this is where we live.

ExxonMobil
Taking on the world's toughest energy challenges.

Above: Public education is part of the *Roll Back Malaria* effort in Cameroon and Chad, supported by ExxonMobil. **Left:** This ExxonMobil corporate ad stresses our commitment to economic progress and a better quality of life in communities around the world. **Right:** At ExxonMobil's technical center in Paulsboro, New Jersey, Darlene Carter tests fuel combustion in environmental research.

Employee and Community Health

The world's most prevalent infectious diseases, including malaria, tuberculosis and HIV/AIDS, take a staggering toll in deaths and debilitation. According to the World Health Organization (WHO), in 2003, Africa's sub-Saharan region accounted for 90 percent of the world's malaria deaths, 65 percent of HIV/AIDS cases and more than 3 million deaths from both diseases.

ExxonMobil is committed to assisting efforts to improve public health in Africa and in the developing world. For example, we support *Roll Back Malaria*, a major initiative founded by the WHO and others. In Chad, ExxonMobil helped establish a center for research to treat tropical diseases. The organization trains medical personnel and provides laboratory services for area clinics. We funded critical training for healthcare practitioners who treat malaria patients. We also distributed insecticide-treated bed nets in nearly 200 local villages and conducted training sessions to ensure proper use.

In addition, we educate our Chad-Cameroon project workers and others who live in nearby oilfield areas on AIDS prevention and are working with several private-sector organizations to develop support for new disease-prevention programs.

Community Engagement

ExxonMobil has a long tradition of helping develop prosperous and stable communities in areas where we operate. This requires deep respect for and understanding of the local people and culture.

Our support takes many forms, the most visible of which is economic. To start, our operations paid more than $70 billion in 2003, almost $200 million per day, in taxes to local, state and national governments. In addition, we purchased goods and services valued at more than $133 billion from other firms.

We also invest in a wide range of community-focused programs, especially those that support education and training. We staff our operations with qualified citizens of the communities where we operate and provide them with skills and technology training. We employ qualified and competitive local suppliers of goods and services. In communities that lack local capabilities, we work with governments and others to develop them.

Charitable Contributions

During 2003, the ExxonMobil Foundation and ExxonMobil affiliates worldwide provided $103 million in charitable contributions and community-development investments. We directed more than $37 million of the funding to education, with other support to medical and health clinics, neighborhood parks and recreational facilities, arts and music programs and other community projects around the world.

Beyond these investments, thousands of U.S.-based ExxonMobil employees and retirees contributed more than 510,000 hours of their personal time in 2003 to make communities better places to live and work through the corporation's Volunteer Involvement Program.

A complete copy of ExxonMobil's *Corporate Citizenship Report* is available on the Internet at exxonmobil.com.



Financial Summary

Inside

ExxonMobil is managed to enhance long-term shareholder value. Through the execution of long-standing, fundamental strategies that capitalize on our core strengths, the company achieves superior financial and operating results. We believe that ExxonMobil's 2003 results reflect our commitment to being the world's premier petroleum and petrochemical company.

Included in this *Summary Annual Report* are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to the proxy statement for ExxonMobil's 2004 annual meeting. The proxy statement also includes management's discussion and analysis of financial condition and results of operations. The ExxonMobil Web site, exxonmobil.com, contains the proxy statement and other company publications, including ExxonMobil's *2003 Financial and Operating Review*, which provides additional details about the company's global operations.



Earnings in 2003
Earnings and Net Income
1999
2000
2001
2002
2003
Downstream
Chemical
All Other Segments
Net Income
Industry-Leading Returns
Annual Return on Average Capital Employed, Percent
21
18
15
12
9
6
3
0
1999
2000
2001
2002
2003
XOM
International Oil Group (competitor data estimated for 2003)

Financial Highlights

Financial & Operating Highlights	2003	2002	2001	2000	1999
		(billions of dollars, unless stated otherwise)			
Revenues and Other Income (1)	**246.7**	204.5	212.8	231.8	184.8
Net Income	**21.5**	11.5	15.3	17.7	7.9
Cash Flow from Operations and Asset Sales	**30.8**	24.1	24.0	28.7	16.0
Capital and Exploration Expenditures	**15.5**	14.0	12.3	11.2	13.3
Exploration Expenditures	**1.2**	1.3	1.7	1.5	1.9
Cash Dividends to ExxonMobil Shareholders	**6.5**	6.2	6.3	6.1	5.9
Research and Development Costs	**0.6**	0.6	0.6	0.6	0.6
Depreciation and Depletion Expense	**9.0**	8.3	7.8	8.0	8.2
Cash and Cash Equivalents	**10.6**	7.2	6.5	7.1	1.7
Total Assets	**174.3**	152.6	143.2	149.0	144.5
Total Debt	**9.5**	10.7	10.8	13.4	19.0
Shareholders' Equity at Year End	**89.9**	74.6	73.2	70.8	63.5
Average Capital Employed	**95.4**	88.3	88.0	87.5	83.8
Regular Employees at Year End (thousands)	**88.3**	92.5	97.9	99.6	106.9

(1) Revenues and other income include excise taxes of $23.9 billion for 2003, $22.0 billion for 2002, $21.9 billion for 2001, $22.4 billion for 2000 and $21.6 billion for 1999.

Financial Ratios/Indicators	2003	2002	2001	2000	1999
Earnings per Share – Assuming Dilution (dollars)	**3.23**	1.68	2.21	2.52	1.12
Return on Average Capital Employed (percent)	**20.9**	13.5	17.8	20.6	10.3
Debt to Capital (percent)	**9.3**	12.2	12.4	15.4	22.0
Net Debt to Capital (net of all cash – percent)	**(1.2)**	4.4	5.3	7.9	20.4

ExxonMobil's long-term debt securities are rated AAA by Standard & Poor's and Aaa by Moody's, the highest credit ratings used by the rating agencies.

	Earnings After Income Taxes			Capital and Exploration Expenditures			Average Capital Employed			Return on Average Capital Employed		
Business Profile	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(millions of dollars)									(percent)		
Upstream												
United States	**3,905**	2,524	3,933	**2,125**	2,357	2,423	**13,508**	13,264	12,952	**28.9**	19.0	30.4
Non-U.S.	**10,597**	7,074	6,803	**9,863**	8,037	6,393	**34,164**	29,800	27,077	**31.0**	23.7	25.1
Total	**14,502**	9,598	10,736	**11,988**	10,394	8,816	**47,672**	43,064	40,029	**30.4**	22.3	26.8
Downstream												
United States	**1,348**	693	1,924	**1,244**	980	961	**8,090**	8,060	7,711	**16.7**	8.6	25.0
Non-U.S.	**2,168**	607	2,303	**1,537**	1,470	1,361	**18,875**	17,985	18,610	**11.5**	3.4	12.4
Total	**3,516**	1,300	4,227	**2,781**	2,450	2,322	**26,965**	26,045	26,321	**13.0**	5.0	16.1
Chemicals												
United States	**381**	384	298	**333**	575	432	**5,194**	5,235	5,506	**7.3**	7.3	7.2
Non-U.S.	**1,051**	446	409	**359**	379	440	**8,905**	8,410	8,333	**11.8**	5.3	5.8
Total	**1,432**	830	707	**692**	954	872	**14,099**	13,645	13,839	**10.2**	6.1	6.4
Corporate and Financing	**1,510**	(442)	(142)	**64**	77	158	**6,637**	4,878	6,399	–	–	–
Merger Related Expenses	–	(275)	(525)	–	–	–	–	–	–	–	–	–
Discontinued Operations	–	449	102	–	80	143	–	710	1,412	–	63.2	7.2
Extraordinary Gain	–	–	215	–	–	–	–	–	–	–	–	–
Accounting Change	**550**	–	–	–	–	–	–	–	–	–	–	–
Total	**21,510**	11,460	15,320	**15,525**	13,955	12,311	**95,373**	88,342	88,000	**20.9**	13.5	17.8

For definitions of selected financial performance measures, see Frequently Used Terms on pages A4 and A5 of ExxonMobil's 2004 Proxy Statement.



Shareholder Information

	2003	2002	2001	2000	1999
Net Income per Common Share (dollars)	3.24	1.69	2.23	2.55	1.14
Net Income per Common Share – Assuming Dilution (dollars)	3.23	1.68	2.21	2.52	1.12
Dividends per Common Share (dollars) (1)					
First Quarter	0.23	0.23	0.22	0.22	0.208
Second Quarter	0.25	0.23	0.23	0.22	0.208
Third Quarter	0.25	0.23	0.23	0.22	0.208
Fourth Quarter	0.25	0.23	0.23	0.22	0.220
Total	0.98	0.92	0.91	0.88	0.844
Number of Common Shares Outstanding (millions)					
Average	6,634	6,753	6,868	6,953	6,906
Average – Assuming Dilution	6,662	6,803	6,941	7,033	7,036
Year End	6,568	6,700	6,809	6,930	6,955
Annual Total Return to Shareholders (percent) (2)	20.5	(8.9)	(7.6)	10.2	12.5
Market Quotations for Common Stock (dollars) (3)					
High	41.13	44.58	45.84	47.72	43.63
Low	31.58	29.75	35.01	34.94	32.16
Average Daily Close	36.14	37.70	41.29	41.42	38.40
Year-end Close	41.00	34.94	39.30	43.47	40.28
Market Valuation at Year End (millions of dollars)	269,294	234,101	267,577	301,239	280,150

(1) Dividends per common share for 1999 reflect the sum of the dividends paid by Exxon and Mobil divided by the number of shares that would have been outstanding for the year, after adjusting the Mobil shares for the exchange ratio of 1.32015 shares of ExxonMobil common stock.

(2) Total return to shareholders is the appreciation of the stock price over a year plus the value of the dividends, with dividend reinvestment, and excluding trading commissions and taxes.

(3) Market quotations for common stock reflect Exxon share prices through November 30, 1999, the effective date of the merger, and ExxonMobil share prices thereafter.


Annual Dividend Payments Increased
or 21st Consecutive Year
1985
1990
1995
2000
2003


Superior Returns to Shareholders
Percent per Year
30
25
20
15
10
5
0
-2
1 Year
5 Years
10 Years
20 Years
S&P 500

Report of Independent Auditors



To the Shareholders of Exxon Mobil Corporation

In our report dated February 25, 2004, we express an unqualified opinion on the consolidated financial statements of Exxon Mobil Corporation and its subsidiary companies as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in Appendix A to the proxy statement for the 2004 annual meeting of shareholders of the corporation (which statements are not presented herein). In our opinion, the information set forth in the accompanying summary balance sheets as of December 31, 2003 and 2002, and the related summary statement of income and cash flows for each of the three years in the period ended December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Dallas, Texas
February 25, 2004

PricewaterhouseCoopers LLP

Summary of Accounting Policies and Practices

The corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The summary financial statements include the accounts of those significant subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the corporation, and for which other shareholders do not possess the right to participate in significant management decisions. Also included are certain affiliates owned less than 50 percent, but where the corporation has a majority economic interest.

Revenues associated with sales of crude oil, natural gas, petroleum and chemical products and all other items are recorded when title passes to the customer.

The corporation makes limited use of derivative instruments to offset its economic exposures associated with interest rates, foreign currency exchange rates and hydrocarbon prices. Derivative instruments are recorded at fair value, and gains and losses arising from changes in fair value of those instruments are recorded in income. All derivatives activity is immaterial.

Inventories of crude oil, products and merchandise are carried at the lower of current market value or cost (generally determined under the last-in, first-out method — LIFO). Inventories of materials and supplies are valued at cost or less.

The corporation's exploration and production activities are accounted for under the "successful efforts" method.

Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on oil, gas and other mineral reserves estimated to be recoverable from existing facilities. The straight-line method is based on estimated asset service life taking obsolescence into consideration.

Asset retirement obligations that may be incurred at the end of the operating life of upstream properties are recorded as liabilities at fair value when the assets are installed. Over time, the liabilities are accreted for the change in present value. Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

The "functional currency" for translating the accounts of the majority of downstream and chemical operations outside the U.S. is the local currency. Local currency is also used for upstream operations that are relatively self-contained and integrated within a particular country. The U.S. dollar is used for operations in highly inflationary economies and certain other countries.

Effective January 1, 2003, the fair value of future grants of employee stock-based awards will be recorded in compensation expense over the vesting period. For grants made prior to that date, no expense is recorded for stock option awards, but, for awards granted in the form of restricted stock, compensation expense based on the value of the shares on the date of grant is recorded over the vesting period.

A variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits and tax disputes. For further information on litigation and other contingencies, see note 17 on page A40 of ExxonMobil's 2004 Proxy Statement.

Further information on the corporation's accounting policies and practices can be found in ExxonMobil's 2004 Proxy Statement on pages A16 through A19 (Critical Accounting Policies) and on pages A25 through A27 (note 1 to the Financial Statements).



Summary Statement of Income

	2003	2002	2001
		(millions of dollars)	
Revenues and other income			
Sales and other operating revenue (1)	237,054	200,949	208,715
Income from equity affiliates	4,373	2,066	2,174
Other income	5,311	1,491	1,896
Total revenues and other income	246,738	204,506	212,785
Costs and other deductions			
Crude oil and product purchases	107,658	90,950	92,257
Production and manufacturing expenses	21,260	17,831	17,743
Selling, general and administrative expenses	13,396	12,356	12,898
Depreciation and depletion	9,047	8,310	7,848
Exploration expenses, including dry holes	1,010	920	1,175
Merger related expenses	–	410	748
Interest expense	207	398	293
Excise taxes (1)	23,855	22,040	21,907
Other taxes and duties	37,645	33,572	33,377
Income applicable to minority and preferred interests	694	209	569
Total costs and other deductions	214,772	186,996	188,815
Income before income taxes	31,966	17,510	23,970
Income taxes	11,006	6,499	8,967
Income from continuing operations	20,960	11,011	15,003
Discontinued operations, net of income tax	–	449	102
Extraordinary gain, net of income tax	–	–	215
Cumulative effect of accounting change, net of income tax	550	–	–
Net income	21,510	11,460	15,320
Net income per common share (dollars)			
Income from continuing operations	3.16	1.62	2.19
Discontinued operations, net of income tax	–	0.07	0.01
Extraordinary gain, net of income tax	–	–	0.03
Cumulative effect of accounting change, net of income tax	0.08	–	–
Net income	3.24	1.69	2.23
Net income per common share – assuming dilution (dollars)			
Income from continuing operations	3.15	1.61	2.17
Discontinued operations, net of income tax	–	0.07	0.01
Extraordinary gain, net of income tax	–	–	0.03
Cumulative effect of accounting change, net of income tax	0.08	–	–
Net income	3.23	1.68	2.21

(1) Sales and other operating revenue includes excise taxes of $23,855 million for 2003, $22,040 million for 2002 and $21,907 million for 2001.

The information in the Summary Statement of Income shown above is a replication of the information in the Consolidated Statement of Income in ExxonMobil's 2004 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A21 through A46 of ExxonMobil's 2004 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A6 through A19 of the 2004 Proxy Statement.

Summary Balance Sheet

	Dec. 31 2003	Dec. 31 2002
	(millions of dollars)	
Assets		
Current assets		
Cash and cash equivalents	10,626	7,229
Notes and accounts receivable, less estimated doubtful amounts	24,309	21,163
Inventories		
Crude oil, products and merchandise	7,665	6,827
Materials and supplies	1,292	1,241
Prepaid taxes and expenses	2,068	1,831
Total current assets	45,960	38,291
Investments and advances	15,535	12,111
Property, plant and equipment, at cost, less accumulated depreciation and depletion	104,965	94,940
Other assets, including intangibles, net	7,818	7,302
Total assets	174,278	152,644
Liabilities		
Current liabilities		
Notes and loans payable	4,789	4,093
Accounts payable and accrued liabilities	28,445	25,186
Income taxes payable	5,152	3,896
Total current liabilities	38,386	33,175
Long-term debt	4,756	6,655
Annuity reserves	9,609	11,202
Accrued liabilities	5,283	5,252
Deferred income tax liabilities	20,118	16,484
Deferred credits and other long-term obligations	2,829	2,511
Equity of minority and preferred shareholders in affiliated companies	3,382	2,768
Total liabilities	84,363	78,047
Shareholders' equity		
Benefit plan related balances	(634)	(450)
Common stock without par value (9,000 million shares authorized)	4,468	4,217
Earnings reinvested	115,956	100,961
Accumulated other nonowner changes in equity		
Cumulative foreign exchange translation adjustment	1,421	(3,015)
Minimum pension liability adjustment	(2,446)	(2,960)
Unrealized gains/(losses) on stock investments	511	(79)
Common stock held in treasury (1,451 million shares in 2003 and 1,319 million shares in 2002)	(29,361)	(24,077)
Total shareholders' equity	89,915	74,597
Total liabilities and shareholders' equity	174,278	152,644

The information in the Summary Balance Sheet shown above is a replication of the information in the Consolidated Balance Sheet in ExxonMobil's 2004 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A21 through A46 of ExxonMobil's 2004 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A6 through A19 of the 2004 Proxy Statement.

Summary Statement of Cash Flows

	2003	2002	2001
		(millions of dollars)	
Cash flows from operating activities			
Net income			
Accruing to ExxonMobil shareholders	**21,510**	11,460	15,320
Accruing to minority and preferred interests	**694**	209	569
Cumulative effect of accounting change, net of income tax (see note 2 in Proxy Statement)	**(550)**	–	–
Adjustments for non-cash transactions			
Depreciation and depletion	**9,047**	8,310	7,848
Deferred income tax charges/(credits)	**1,827**	297	650
Annuity provisions	**(1,489)**	(500)	349
Accrued liability provisions	**264**	(90)	149
Dividends received greater than/(less than) equity in current earnings of equity companies	**(402)**	(170)	78
Extraordinary gain, before income tax	**–**	–	(194)
Changes in operational working capital, excluding cash and debt			
Reduction/(increase) – Notes and accounts receivable	**(1,286)**	(305)	3,062
– Inventories	**(100)**	353	154
– Prepaid taxes and expenses	**42**	32	118
Increase/(reduction) – Accounts and other payables	**1,130**	365	(5,103)
Ruhrgas transaction (see note 6 in Proxy Statement)	**(2,240)**	1,466	–
All other items – net	**51**	(159)	(111)
Net cash provided by operating activities	**28,498**	21,268	22,889
Cash flows from investing activities			
Additions to property, plant and equipment	**(12,859)**	(11,437)	(9,989)
Sales of subsidiaries, investments and property, plant and equipment	**2,290**	2,793	1,078
Additional investments and advances	**(809)**	(2,012)	(1,035)
Collection of advances	**536**	898	1,735
Net cash used in investing activities	**(10,842)**	(9,758)	(8,211)
Cash flows from financing activities			
Additions to long-term debt	**127**	396	547
Reductions in long-term debt	**(914)**	(246)	(506)
Additions to short-term debt	**715**	751	705
Reductions in short-term debt	**(1,730)**	(927)	(1,212)
Additions/(reductions) in debt with less than 90 day maturity	**(322)**	(281)	(2,306)
Cash dividends to ExxonMobil shareholders	**(6,515)**	(6,217)	(6,254)
Cash dividends to minority interests	**(430)**	(169)	(194)
Changes in minority interests and sales/(purchases) of affiliate stock	**(247)**	(161)	(401)
Common stock acquired	**(5,881)**	(4,798)	(5,721)
Common stock sold	**434**	299	301
Net cash used in financing activities	**(14,763)**	(11,353)	(15,041)
Effects of exchange rate changes on cash	**504**	525	(170)
Increase/(decrease) in cash and cash equivalents	**3,397**	682	(533)
Cash and cash equivalents at beginning of year	**7,229**	6,547	7,080
Cash and cash equivalents at end of year	**10,626**	7,229	6,547

The information in the Summary Statement of Cash Flows shown above is a replication of the information in the Consolidated Statement of Cash Flows in ExxonMobil's 2004 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A21 through A46 of ExxonMobil's 2004 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A6 through A19 of the 2004 Proxy Statement.

Volumes Summary

	2003	2002	2001	2000	1999
Net Production of Crude Oil and Natural Gas Liquids			(thousands of barrels daily)		
United States	**610**	681	712	733	729
Non-U.S.	**1,906**	1,815	1,830	1,820	1,788
Worldwide Total	**2,516**	2,496	2,542	2,553	2,517
Net Natural Gas Production Available For Sale			(millions of cubic feet daily)		
United States	**2,246**	2,375	2,598	2,856	2,871
Non-U.S.	**7,873**	8,077	7,681	7,487	7,437
Worldwide Total	**10,119**	10,452	10,279	10,343	10,308
			(thousands of oil-equivalent barrels daily)		
Oil-Equivalent Production*	**4,203**	4,238	4,255	4,277	4,235
Refinery Throughput			(thousands of barrels daily)		
United States	**1,806**	1,834	1,811	1,862	1,930
Non-U.S.	**3,704**	3,609	3,731	3,780	4,047
Worldwide Total	**5,510**	5,443	5,542	5,642	5,977
Petroleum Product Sales					
United States	**2,729**	2,731	2,751	2,669	2,918
Non-U.S.	**5,228**	5,026	5,220	5,324	5,969
Worldwide Total	**7,957**	7,757	7,971	7,993	8,887
Gasoline, Naphthas	**3,238**	3,176	3,165	3,122	3,428
Heating Oils, Kerosene, Diesel	**2,432**	2,292	2,389	2,373	2,658
Aviation Fuels	**662**	691	721	749	813
Heavy Fuels	**638**	604	668	694	706
Specialty Products	**987**	994	1,028	1,055	1,282
Worldwide Total	**7,957**	7,757	7,971	7,993	8,887
Chemical Prime Product Sales			(thousands of metric tons)		
United States	**10,740**	11,386	11,078	11,736	11,719
Non-U.S.	**15,827**	15,220	14,702	13,901	13,564
Worldwide Total	**26,567**	26,606	25,780	25,637	25,283

*Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

Functional and Geographic Diversity — A Core Strength of ExxonMobil

lative Contribution in 2003 by Functional and Geographic Areas, Percent


23
26
24
Europe
28
18
21
9
Asia Pacific
45
27
5
5
3
Americas
Africa / Other

ExxonMobil operates in more than 200 countries and territories around the world. The company's global reach, scale, and functional and geographic diversity are core strengths. The colored bars at left represent the percentage of ExxonMobil's crude and natural gas liquids production, natural gas production, petroleum product sales and chemical prime product sales in each of the regions shown.

and Natural Gas Liquids Production · Petroleum Product Sales Volumes
Natural Gas Production Available for Sale · Chemical Prime Product Sales Volumes

Reserves Summary

	2003	2002	2001	2000	1999
Crude Oil and Natural Gas Liquids	(millions of barrels at year end)				
Net Proved Developed and Undeveloped Reserves					
United States	**3,218**	3,352	3,494	3,480	3,285
Canada*	**1,194**	1,285	1,277	1,330	1,355
Europe	**1,204**	1,359	1,503	1,591	1,797
Asia Pacific	**684**	691	622	690	715
Africa	**2,742**	2,626	2,461	2,384	2,024
Other Non-U.S.	**3,033**	2,510	2,134	2,086	2,084
Worldwide Total*	**12,075**	11,823	11,491	11,561	11,260
Natural Gas	(billions of cubic feet at year end)				
Net Proved Developed and Undeveloped Reserves					
United States	**11,424**	12,239	12,924	13,296	13,227
Canada	**2,341**	2,882	3,183	3,516	3,387
Europe	**23,849**	24,336	25,252	26,017	26,454
Asia Pacific	**7,285**	7,958	8,301	8,546	9,358
Africa	**583**	436	379	375	171
Other Non-U.S.	**9,287**	7,867	5,907	4,116	4,199
Worldwide Total	**54,769**	55,718	55,946	55,866	56,796
Proved Reserves Replacement Ratio (percent) (excluding tar sands and excluding asset sales)	**108**	120	98	110	108
Proved Reserves Replacement Ratio (percent) (including tar sands and excluding asset sales)	**107**	118	111	112	106

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves.

Proved reserves include 100 percent of each majority-owned affiliate's participation in proved reserves and ExxonMobil's ownership percentage of the proved reserves of equity companies, but exclude royalties and quantities due others. Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

*In addition to conventional liquids and natural gas proved reserves, ExxonMobil has significant interests in proven tar sands reserves in Canada associated with the Syncrude project. For internal management purposes, ExxonMobil views these reserves and their development as an integral part of total upstream operations. However, for financial reporting purposes, these reserves are required to be reported separately from the oil and gas reserves. Canadian tar sands reserves, not included in the tabular data above, totaled 781 million barrels at year-end 2003, 800 million barrels at year-end 2002, 821 million barrels at year-end 2001, 610 million barrels at year-end 2000 and 577 million barrels at year-end 1999.

Exploration Success Fueling Profitable Growth

Major Resource Additions in 2003



Technology Reducing ExxonMobil's Finding Costs

Dollars per Oil-Equivalent Barrel


4
3
2
1
0
1980s
Early 1990s
Late 1990s
2000
2001
2002
2003

ExxonMobil was successful in adding 2.1 billion oil-equivalent barrels to its industry-leading 72 billion oil-equivalent barrel resource base. This year, significant, high-quality resource additions were associated with successful exploration drilling campaigns in Angola, Nigeria, Brazil, Kazakhstan, the United States and Canada as well as additional resources underpinning new liquefied natural gas developments in Qatar. Finding costs in 2003 were 58 cents per oil-equivalent barrel. Note that terms such as "resources," "resource base," "recoverable hydrocarbons," and similar terms used in this report include quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future.

Directors, Officers and Affiliated Companies



From left to right, standing: Marilyn Carlson Nelson, James R. Houghton, Harry J. Longwell, Lee R. Raymond, Walter V. Shipley, Donald V. Fites, Michael J. Boskin.
From left to right, seated: Reatha Clark King, Henry A. McKinnell, Jr., Philip E. Lippincott, Helene L. Kaplan, William R. Howell.

Directors

Michael J. Boskin .... *T.M. Friedman Professor of Economics and Senior Fellow,* Hoover Institution, Stanford University

Donald V. Fites .... *Former Chairman and Chief Executive Officer,* Caterpillar Inc. [manufacturer of heavy machinery]

James R. Houghton ...... *Chairman of the Board and Chief Executive Officer,* Corning Incorporated [communications, advanced materials and display products]

William R. Howell........ *Chairman Emeritus,* J.C. Penney Company, Inc. [department store and catalog chain]

Helene L. Kaplan......... *Of Counsel,* Skadden, Arps, Slate, Meagher & Flom LLP [law firm]

Reatha Clark King........ *Former Chairman, Board of Trustees,* General Mills Foundation, the philanthropic foundation of General Mills, Inc. [manufacturer and marketer of consumer food products]

Philip E. Lippincott....... *Retired Chairman and Chief Executive Officer,* Scott Paper Company [sanitary paper, printing and publishing papers and forestry operations]; *Retired Chairman of the Board,* Campbell Soup Company [manufacturer and marketer of branded convenience food products]

Harry J. Longwell .... *Executive Vice President*

Henry A. McKinnell, Jr..... *Chairman and Chief Executive Officer,* Pfizer, Inc. [pharmaceuticals]

Marilyn Carlson Nelson... *Chairman and Chief Executive Officer,* Carlson Companies; *Co-Chair and Co-CEO,* Carlson Holdings, Inc. [travel, hotels, restaurants and marketing services]

Lee R. Raymond .... *Chairman and Chief Executive Officer*

Walter V. Shipley......... *Retired Chairman of the Board,* The Chase Manhattan Corporation and The Chase Manhattan Bank [banking and finance]

Directors, Officers and Affiliated Companies (continued)

Standing Committees of the Board

Audit Committee .... J.R. Houghton (*Chair*), W.R. Howell, H.L. Kaplan, R.C. King, M.C. Nelson
Board Advisory Committee on Contributions... M.J. Boskin (*Chair*), H.L. Kaplan, R.C. King, P.E. Lippincott, M.C. Nelson
Board Affairs Committee.................... M.C. Nelson (*Chair*), D.V. Fites, W.R. Howell, P.E. Lippincott, H.A. McKinnell, Jr., W.V. Shipley
Compensation Committee .... W.R. Howell (*Chair*), M.J. Boskin, J.R. Houghton, R.C. King, H.A. McKinnell, Jr.
Finance Committee......................... L.R. Raymond (*Chair*), M.J. Boskin, D.V. Fites, J.R. Houghton, H.A. McKinnell, Jr., W.V. Shipley
Public Issues Committee .... P.E. Lippincott (*Chair*), D.V. Fites, H.L. Kaplan, W.V. Shipley
Executive Committee .... L.R. Raymond (*Chair*), J.R. Houghton, W.R. Howell, P.E. Lippincott, M.C. Nelson

Officers

L.R. Raymond .... *Chairman of the Board**
H.J. Longwell .... *Executive Vice President**
E.G. Galante .... *Senior Vice President**
R.W. Tillerson .... *Senior Vice President**
L.J. Cavanaugh .... *Vice President – Human Resources*
K.P. Cohen........... *Vice President – Public Affairs*
H.R. Cramer.......... *Vice President**
P.J. Dingle .... *Vice President**
D.D. Humphreys ...... *Vice President and Controller**
A.J. Kelly............ *General Manager – Corporate Planning*
G.L. Kohlenberger..... *Vice President**
C.W. Matthews .... *Vice President and General Counsel**
S.R. McGill .... *Vice President**
P.T. Mulva .... *Vice President – Investor Relations and Secretary**
F.A. Risch .... *Vice President and Treasurer**
J.J. Rouse............ *Vice President – Washington Office*
D.S. Sanders .... *Vice President**
J.S. Simon .... *Vice President**
F.B. Sprow........... *Vice President – Safety, Health and Environment*
P.E. Sullivan.......... *Vice President and General Tax Counsel**
J.L. Thompson........ *Vice President**

Functional and Service Organizations

Upstream

J.L. Thompson...... *President, ExxonMobil Exploration Company**
M.E. Foster .... *President, ExxonMobil Development Company**
S.R. McGill .... *President, ExxonMobil Production Company**
P.J. Dingle .... *President, ExxonMobil Gas & Power Marketing Company**
S.M. Cassiani ...... *President, ExxonMobil Upstream Research Company; President, ExxonMobil Upstream Technical Computing Company*

Downstream

J.S. Simon .... *President, ExxonMobil Refining & Supply Company**
H.R. Cramer .... *President, ExxonMobil Fuels Marketing Company**
G.L. Kohlenberger .. *President, ExxonMobil Lubricants & Petroleum Specialties Company**
W.R.K. Innes....... *President, ExxonMobil Research and Engineering Company*

Chemical

D.S. Sanders .... *President, ExxonMobil Chemical Company**

Other

T.J. Hearn .... *Chairman of the Board, Imperial Oil Limited*
S.J. Glass, Jr........ *President, ExxonMobil Global Services Company*

* Required to file reports under Section 16 of the Securities Exchange Act of 1934.

Exxon Mobil Corporation has numerous affiliates, many with names that include *ExxonMobil*, *Exxon*, *Esso*, and *Mobil*. For convenience and simplicity, those terms and terms such as *corporation*, *company*, *our*, *we* and *its* are sometimes used as abbreviated references to specific affiliates or affiliate groups. Abbreviated references describing global or regional operational organizations and global or regional business lines are also sometimes used for convenience and simplicity. Similarly, ExxonMobil has business relationships with thousands of customers, suppliers, governments and others. For convenience and simplicity, words such as *venture*, *joint venture*, *partnership*, *co-venturer*, and *partner* are used to indicate business relationships involving common activities and interests, and those words may not indicate precise legal relationships. The following are trademarks, service marks or proprietary process names of Exxon Mobil Corporation or one of its subsidiaries: *Esso*, *Exxon*, *Exxpol*, *Mobil*, *Mobil 1*, *SuperSyn*, *On the Run*, *SCANfining*, *Speedpass*, and *Visom*. *Cadillac*, *Corvette*, *Doutor*, *Formula 1*, *Mercedes-Benz SLR*, *Mitsubishi Lancer*, *NASCAR*, *Penske Racing*, *Porsche*, *Tesco*, *Timex*, *Tim Hortons*, *Toyota*, *Upromise* and *7-Eleven* are trademarks of third-party companies and organizations.

ExxonMobil offers its shareholders a wide range of services and several ways to access important company information.

A Quick, Easy Way to Get Information about ExxonMobil

Publications and important shareholder information are available on the Internet at

- Shareholder Publications
- *A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy*
- *Corporate Citizenship Report*
- Current Stock Price
- Dividend Information
- Contact Information
- Shareholder Investment Program
- Press Releases

ExxonMobil

Worldwide

Esso

> Newsroom > Jobs & Careers > Actions & Results > Investor Information > About ExxonMobil

Products & Services Our Company Our Brands Your Industry Search for >

Shareholder Services

Shareholder inquiries should be addressed to ExxonMobil Shareholder Services at EquiServe Trust Company, N.A., ExxonMobil's transfer agent:

ExxonMobil Shareholder Services
P.O. Box 43008
Providence, Rhode Island 02940-3008

1-800-252-1800
(Within the continental U.S.)

1-781-575-2058
(Outside the continental U.S.)

An automated voice-response system is available 24 hours a day, 7 days a week. Service representatives are available during normal business hours.

Registered shareholders can access information about their ExxonMobil stock accounts via the Internet at equiserve.com.

Electronic Payment of Dividends

Shareholders may have their dividends deposited directly into their bank accounts. To select this option, go to equiserve.com or call or write ExxonMobil Shareholder Services for an authorization form.

Shareholder Investment Program

ExxonMobil's Shareholder Investment Program (SIP) allows participants to purchase ExxonMobil stock and reinvest dividends directly without contacting a broker. You do not have to be a shareholder to enroll. For more information and a prospectus, go to exxonmobil.com or call or write ExxonMobil Shareholder Services. We currently expect to purchase all SIP shares in the open market. As a result, ExxonMobil will receive no proceeds.

Duplicate Summary Annual Reports

Shareholders may eliminate duplicate report mailings by marking their proxy card or by writing or calling ExxonMobil Shareholder Services.

ExxonMobil Publications

The publications listed below, all of which can be found on our Internet site at exxonmobil.com, are available without charge to shareholders. Requests for printed copies should be directed to ExxonMobil Shareholder Services.

2003 Summary Annual Report

2003 Annual Report on Form 10-K

2003 Financial and Operating Review, a report on ExxonMobil's businesses, strategies and results

Corporate Citizenship Report

The Lamp, a quarterly magazine for ExxonMobil shareholders, with features about worldwide activities. It will include quarterly financial information.

A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy
This report describes the business challenges and opportunities that are associated with likely energy trends, greenhouse gas emissions and alternative energy options.

Advertising Series
The *2003 Summary Annual Report* features some of ExxonMobil's new "Taking on the world's toughest energy challenges" corporate advertising. See the complete series at exxonmobil.com.

General Information Addresses

Corporate Headquarters
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Shareholder Relations
Exxon Mobil Corporation
P.O. Box 140369
Irving, Texas 75014-0369

Market Information

The New York Stock Exchange is the principal exchange on which Exxon Mobil Corporation common stock (symbol: XOM) is traded.

Annual Meeting

The 2004 Annual Meeting of Shareholders will be held at 9 a.m. Central Daylight Time on Wednesday, May 26, at:

The Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201

The meeting will be audiocast live on the Internet. Instructions for listening to this audiocast will be available on the Internet at exxonmobil.com approximately one week prior to the event.

Frequently Used Terms

Definitions of certain financial and operating measures and other key terms used in this report, including return on capital employed, are posted on exxonmobil.com. Click on Investor Information and the "Frequently Used Terms" link. These definitions include information required by SEC Regulation G.

ExxonMobil

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
exxonmobil.com


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